Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Ashford Hospitality Trust, Inc.

Dallas, Texas

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated February 28, 2022, relating to the consolidated financial statements and the effectiveness of Ashford Hospitality Trust, Inc.’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

/s/ BDO USA, LLP

BDO USA, LLP

Dallas, Texas

May 11, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.